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Exhibit 2.6

TRANSITION SERVICES AGREEMENT

        This Transition Services Agreement (together with Annex A hereto) and the Transition Agreements (as defined herein), collectively, this "Agreement") is entered into as of the 1st day of June, 2006 (the "Separation Date"), by and between Agilent Technologies, Inc., a Delaware corporation ("Agilent"), and Verigy Ltd., a company organized under the laws of Singapore ("Verigy").

W I T N E S S E T H:

        WHEREAS, Agilent and Verigy have entered into a Master Separation and Distribution Agreement (the "MSA") dated as of May 31, 2006, pursuant to which, among other things, Verigy will acquire substantially all of the assets and liabilities of the Business (as defined in the MSA), all on the terms and conditions set forth in the MSA and the certain other agreements between Agilent and Verigy (such other agreements, together with the MSA, the "Transaction Documents"), which are exhibits to the MSA;

        WHEREAS, capitalized terms used in this Agreement but not defined herein shall have the meanings given to them in the Transaction Documents;

        WHEREAS, Agilent has agreed to provide to Verigy and its Subsidiaries certain services as described herein; and

        NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties contained herein, the parties agree as follows:

        1.    Services Provided.

        1.1       During the period commencing on the Separation Date and ending on the Termination Date (as defined below), subject to the terms hereof, Agilent shall provide to Verigy, or at Agilent's option shall cause one or more of its Subsidiaries or one or more third parties to provide to Verigy and/or Verigy's Subsidiaries, the services and functions described in Annex A to this Agreement (each a Service and collectively, the "Services"), until such Services are terminated in accordance with the terms hereof.

        1.2       Agilent and Verigy shall negotiate in good faith more detailed descriptions of the Services, including those activities necessary to transition the Services to Verigy and any additional Services agreed upon by the parties, in various sub-transition agreements ("Transition Agreements" or "TAs"), and any services jointly agreed to by Agilent and Verigy in such TAs will be deemed part of the Services. The Services shall be no more extensive in scope and content than the services and functions provided by Agilent to the Business immediately preceding the Separation Date, and shall not include the exercise of business judgment or general management for Verigy. The Services provided by Agilent shall be delivered at a level and delivered with the same degree of skill and care as Agilent exercises in providing similar services to itself.

        1.3       Subject to Section 1.4.2, Agilent and Verigy may also mutually agree on consulting or similar services to be provided by Agilent as Services hereunder ("Additional Services"), which are not included in Annex A. Such Additional Services, if any, will be of such scope and content as mutually agreed upon by the Parties in an applicable TA.

        1.4    TAs.

          1.4.1     Verigy shall receive the Services under this Agreement and the TAs. Agilent shall perform or shall cause its Subsidiaries to perform the Services for the Verigy or its Subsidiaries in accordance with the terms of this Agreement and the applicable TA. Each such TA will incorporate the terms and conditions of this Agreement by reference, will not deviate from such terms, except as may be expressly set forth in each such TA. Each TA shall be considered an exhibit to this Agreement and not a standalone agreement. Unless otherwise expressly agreed in writing by the parties, all invoices for such Services will be paid by Verigy in accordance with Section 3 below.

          1.4.2     Any request by Verigy for additional TAs not specified on Annex A shall be made by Verigy within thirty (30) days after the Separation Date, unless such deadline is otherwise extended by Agilent.

          1.4.3     TAs may need to be executed at a local level between Agilent's Subsidiaries and Verigy's Subsidiaries in order to provide Services under this Agreement. Each such TA will incorporate the terms and conditions of this Agreement by reference, and may not deviate from such terms and conditions except as required by local laws or except as may be set forth therein, and only as documented in the applicable TA. However, no such local TAs will be binding and enforceable against Agilent or Verigy or their respective Subsidiaries unless and until they are approved in writing by the Transition Managers (defined below). In connection with such local TAs, Agilent shall issue or cause its Subsidiaries to issue invoices to the Verigy's ordering Subsidiaries, and Verigy shall pay or shall cause its Subsidiary to pay such invoices, subject to the terms and conditions of this Agreement or the applicable TA.

        1.5    Transition Management.

          1.5.1     Agilent and Verigy each agree to (i) designate an appropriate point of contact for all questions and issues relating to the Services for each of the related Transition Agreements during the term of this Agreement ("Transition Managers") and (ii) make available the services of appropriate qualified employees and resources to allow for the provision of the Services and to allow each party to perform its duties, responsibilities and obligations related to the Services.

          1.5.2     Agilent's and Verigy's designated transition team leads for each of the TAs will be included in such TAs.

        1.6       Verigy shall make a commercially reasonable and good faith effort to assume performance of all of the Services and functions as soon as practicable and for each service included in the Services on or prior to the date specified for such service in any related TA. In furtherance of the foregoing, Verigy shall use commercially reasonable efforts to make or obtain any approvals, permits and licenses and implement any systems as may be necessary for it to provide the Services and functions independently in each pertinent country as soon as practicable following the Separation Date.

        1.7       Verigy shall provide Agilent with such information and documentation as is reasonably necessary for Agilent to perform the Services and perform such other duties and tasks as may be reasonably required to permit Agilent to perform the Services.

        1.8       Verigy acknowledges and agrees that during the term of this Agreement, Agilent may engage in upgrades, testing and related activities with respect to Agilent's systems and IT infrastructure. To the extent the Services received by Verigy during any Extension Periods continue to rely on Agilent's systems and IT infrastructure, Verigy will reasonably cooperate with Agilent with respect to such upgrades, testing and activities.

        2.    No Warranty and Limitations.

        2.1       NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, AGILENT MAKES NO WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY SERVICES PROVIDED HEREUNDER.

        2.2       Limitations.

          2.2.1     Verigy hereby acknowledges that Agilent utilizes outsourcing relationships with, and uses software of, third parties ("Service Providers") who may, through Agilent's obligations under this Agreement, be delivering Services to Verigy or whose software may be used by Agilent to provide Services to Verigy. Verigy further acknowledges that Agilent's provision of such Services or use of such software may be subject to the terms and conditions of agreements between Agilent and such Service Providers. To the extent required under any such Service Provider agreements governing such Services or software, Verigy agrees to cooperate with Agilent and will assist Agilent in obtaining third party consents, licenses, sublicenses, or approvals necessary to permit Agilent or the applicable Service Provider to perform, or otherwise make available to Verigy, the Services set forth in this Agreement (including any TA) or to permit Agilent to use the applicable software to provide the Services set forth in this Agreement (including any TA). Neither Verigy nor Agilent shall have any obligation to expend funds or incur obligations in order to obtain any such third party consents, licenses, sublicenses, or approvals.

          2.2.2     Except as may be set forth in an TA or elsewhere in this Agreement, Agilent shall not be required to provide Verigy with extraordinary levels of Services, special studies, training, or the like or the benefit of systems, equipment, facilities, training, or improvements procured, obtained or made after the Separation Date by Agilent. Nothing in this Agreement will require Agilent to favor the businesses of Verigy over its own businesses or those of any of its Subsidiaries or divisions.

        3.    Fees.

        3.1       The amount to be charged on a monthly basis for the Services will be set forth in Annex A or each individual TA (for any Service, the "Monthly Charge"). The Monthly Charge will begin to be payable starting on the Separation Date, provided that if for any reason the Separation Date does not occur at the beginning of a calendar month, the initial Monthly Charge will be pro-rated. The fees payable with respect to the month in which services are concluded may be pro-rated to the extent provided for in the applicable TA.

        3.2       Any Additional Services shall be billed by Agilent on a time and materials basis (provided that the labor rates will be the rate paid by Agilent to third party contractors where the Additional Services are provided by third party contractors, and, for Additional Services provided by Agilent employees, the hourly rate derived from the fully burdened cost of such employee), and shall include reimbursement of any pre-approved out-of-pocket expenses incurred in connection with providing such Additional Services.

        3.3       Agilent shall invoice Verigy for the Services (including any Additional Services) provided hereunder in arrears on a monthly basis within twenty (20) days after the end of the month in which the charges accrued. Verigy shall pay any invoice for Services promptly but in no event later than fifteen (15) days after the date of invoice. Late payments shall bear interest at the prime rate then in effect, plus 5% per annum or the maximum amount allowed by law, whichever is less. Verigy shall notify Agilent immediately, and in no event later than thirty (30) days following receipt of Agilent's invoice, of any disputed charges. After such thirty (30) day time period, Verigy will be deemed to have accepted Agilent's invoice. Agilent shall provide supporting information and documentation as reasonably requested by Verigy to validate any amounts payable by Verigy pursuant to this Section 3.

        4.    Security

        4.1       Each Party will and shall cause its Subsidiaries to, and Agilent will use commercially reasonable efforts to cause the Service Providers to, handle and protect from disclosure all proprietary and confidential information and systems (including Verigy Data, as defined below, in the case of Verigy proprietary and confidential information) disclosed to it by the other party, or accessible within Agilent's information technology infrastructure, consistent with each party's respective obligations under the MSA with respect to confidentiality, and Article VII (Access to Information) of the MSA is incorporated herein by reference.

        4.2       During the term of this Agreement (and including any TAs), Verigy's access to Agilent's information technology infrastructure for applications and other data processing activities shall be through secured controlled processes determined by Agilent in its sole discretion, and shall be in accordance with Agilent's (including its Subsidiaries) business control and information protection policies, standards and guidelines as may be modified from time to time. Except as set forth above and except to the extent otherwise provided for in the MSA or the Intellectual Property Matters Agreement between Agilent and Verigy dated as of the date of this Agreement ("IPMA"), or in connection with third party agreements assigned or novated to Verigy pursuant to the MSA: (i) Agilent shall not transfer to Verigy, and Verigy shall have no rights in or access to, application software/systems source code associated with shared systems through which Agilent is providing Services to Verigy hereunder; (ii) Verigy shall not, through reverse engineering or any other technique or means, attempt to access source code for any application software/systems that it is allowed to access and shall use such application software/systems only for their intended use; and (iii) any use of software applications as set forth herein will be subject to Agilent's standard software license terms or any additional terms that may be referenced in a TA (which may in some cases, if so referenced, include third party license terms if software is involved).

        5.    Ownership.

        5.1       This Agreement and the performance of the Services hereunder will not affect the ownership of any assets or responsibility for any liabilities allocated in the MSA or any of the Transaction Agreements, including, without limitation the IPMA. Neither Party will gain, by virtue of this Agreement or the Services hereunder, by implication or otherwise, any rights of ownership of any property or Intellectual Property Rights owned by the other. Unless otherwise expressly specified in Annex A or a TA, as between the parties Agilent will own all copyrights, patents, trade secrets, trademarks and other intellectual property rights, title and interest in or pertaining to all work developed by Agilent, its Subsidiaries or Service Providers to perform the Services (including computer programs, deliverables and software deliverables) under this Agreement.

        5.2       Verigy shall own all data assigned to Verigy pursuant to the Transaction Documents as well as any changes or additions thereto made on behalf of Verigy in the performance of the Services. In addition, Verigy will own any other data with respect to Verigy, Verigy's Subsidiaries or the Business to the extent (and only to the extent) such data is developed, processed, stored, used or generated by Agilent on behalf of Verigy, Verigy's Subsidiaries or the Business, in the performance of the Services. All such data will collectively be referred to herein as "Verigy Data." The provisions of this Section 5.2 do not grant Verigy any rights to any data concerning Agilent, Agilent's Subsidiaries or the Retained Business.

        6.    Limitation of Liabilities.    AGILENT, ITS SUBSIDIARIES AND SERVICE PROVIDERS SHALL NOT BE LIABLE, WHETHER IN TORT, BREACH OF CONTRACT OR OTHERWISE, FOR ANY DAMAGES SUFFERED OR INCURRED BY VERIGY OR ANY OF ITS SUBSIDIARIES ARISING OUT OF OR IN CONNECTION WITH THE RENDERING OF A SERVICE OR ANY FAILURE TO PROVIDE A SERVICE, EXCEPT TO THE EXTENT THAT SUCH DAMAGES ARE CAUSED BY THE MATERIAL BREACH, WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OF AGILENT, ITS SUBSIDIARIES OR SERVICE PROVIDERS. IN NO EVENT SHALL EITHER PARTY OR ITS RESPECTIVE SUBSIDIARIES BE LIABLE FOR ANY LOST PROFITS OR CONSEQUENTIAL, PUNITIVE, SPECIAL OR INDIRECT DAMAGES, REGARDLESS IF SUCH PARTY OR SUBSIDIARY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

        7.    Dispute Resolution.    In the event of any dispute between Agilent and Verigy with respect to the provision of any Service pursuant to this Agreement, such dispute shall be resolved in accordance with the provisions in Section 9.3 of the MSA.

        8.    Term, Extension and Termination.

        8.1    Term.    This Agreement shall become effective on the Separation Date and, unless sooner terminated in accordance with the terms hereof, shall continue in effect until the earlier of the last TA to expire, or no later than twenty-four (24) months following the Separation Date (the "Final Termination Date").

        8.2    Extension of TAs and the Agreement.

          8.2.1     Each TA will specify a termination date (the "Initial Termination Date"). Verigy may request an extension of specific individual TA's to continue past the Initial Termination Date, up to two (2) times. Vergiy shall, to the extent possible, make such request in writing at least thirty (30) days prior to the expiration of the applicable term for such Service (as set forth in the applicable TA) or expiration of the first Extension Period (as defined below), as applicable. Each such extension must be mutually agreed to by both Agilent and Verigy. Each extension will be in a three (3) month increment (an "Extension Period" or the "Extension Periods") period unless a shorter time is set forth in the applicable Extension Period request. This Agreement shall not terminate as long as an Extension Period is effective; provided however that in no case will this Agreement continue beyond the Final Termination Date. For purposes hereof, each of the Termination Dates noted herein shall be referred to as a "Termination Date" in connection with the Transition Services being rendered hereunder.

          8.2.2 For the avoidance of doubt, (i) if an Extension Period is not agreed to by both Parties with respect to a particular TA or Service, then that TA or Service shall terminate on the Initial Termination Date, and (ii) if one or more Extension Periods become effective with respect to a particular TA or Service, then that TA or Service shall terminate upon the end of the final Extension Period; provided that in no case will any TA or Service continue beyond the Final Termination Date.

          8.2.3     Unless otherwise provided in the applicable TA, all the Monthly Charges for the second Extension Period will increase 10% from the original fees. For the avoidance of doubt, there will be no increase in fees for the first Extension Period.

          8.2.4     In no event will Agilent provide Services beyond the Final Termination Date.

        8.3    Termination.        This Agreement, any individual TA or any individual Service under any TA may be terminated earlier in accordance with any of the following provisions:

          8.3.1     By mutual written consent of both Agilent and Verigy;

          8.3.2     By Verigy effective as of the last day of the month immediately following the month in which written notice is given;

          8.3.3     By either party entitled to the benefit of the performance of any of the obligations under this Agreement (the "Non Defaulting Party"), if the other party (the "Defaulting Party") shall fail to perform or default in such performance in any material respect, subject to compliance with the remainder of this paragraph. The Non Defaulting Party shall give written notice to the Defaulting Party specifying the nature of such failure or default and stating that the Non Defaulting Party intends to terminate this Agreement with respect to the Defaulting Party if such failure or default is not cured within thirty (30) days after receipt of such written notice. If any failure or default so specified is not cured within such period, the Non Defaulting Party may elect to immediately terminate the applicable TA with respect to the Defaulting Party; provided, however, that if the failure or default relates to a dispute contested in good faith by the Defaulting Party, the Non Defaulting Party may not terminate this Agreement pending the resolution of such dispute in accordance with Section 7 hereof. Such termination shall be effective upon giving a written notice of termination from the Non Defaulting Party to the Defaulting Party and shall be without prejudice to any other remedy which may be available to the Non Defaulting Party against the Defaulting Party;

          8.3.4     Automatically, without notice by or to either party, if: (i) Verigy shall (1) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its properties, (2) make a general assignment for the benefit of its creditors, (3) commence a voluntary case under the United States Bankruptcy Code, as now or hereafter in effect (the "Bankruptcy Code"), (4) file a petition seeking to take advantage of any law (the "Bankruptcy Laws") relating to bankruptcy, insolvency, reorganization, winding-up, or composition or readjustment of debts, (5) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in any involuntary case under the Bankruptcy Code, or (6) take any corporate action for the purpose of effecting any of the foregoing; or (ii) a proceeding or case shall be commenced against Verigy in any court of competent jurisdiction, seeking (1) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (2) the appointment of a trustee, receiver, custodian, liquidator or the like of Verigy or of all or any substantial part of its assets, or (3) similar relief under any Bankruptcy Laws, or an order, judgment or decree approving any of the foregoing shall be entered and continue unstayed for a period of ninety (90) days, or an order for relief against Verigy shall be entered in an involuntary case under the Bankruptcy Code; or

          8.3.5     By Agilent, effective immediately upon notice to Verigy, if any of the following shall occur: (a) the sale, transfer or other disposition of all or substantially all of the assets of Verigy on a consolidated basis to any competitor or (b) any competitor acquires beneficial ownership of a majority of the outstanding shares of common stock of Verigy.

        8.4    Effect of Termination.    Verigy specifically agrees and acknowledges that all obligations of Agilent to provide each Service hereunder shall immediately cease upon the Termination Date, or the date of termination of such Service, and Agilent's obligations to provide all of the Services for which Agilent is responsible hereunder shall immediately cease upon the termination of this Agreement. The treatment upon termination of any work in progress shall be governed by the applicable TA.

        8.5    Survival.    Notwithstanding the expiration or early termination of this Agreement or any Services hereunder, this provision, Sections 2, 4 through 7 and 10 through 17 will survive.

        9.    Personnel Matters.

        9.1    Access to Agilent's Facility.    Agilent and Verigy agree that all Verigy Transferred Employees located at Agilent's facilities may remain on site through the term of the relevant TA (as applicable). Except as otherwise contemplated by this agreement (including the TAs) or any of the Transaction Documents, Verigy will not permit any of its employees, agents or subcontractors to perform any activities at Agilent's facilities without Agilent's prior written approval. Verigy will ensure that all obligations imposed upon Verigy pursuant to this Agreement, including without limitation any Agilent insurance obligations are similarly imposed upon any authorized non-Verigy employee. Verigy's execution of any subcontracts or other agreements with any agents, subcontractors or other third Parties will not relieve, waive or diminish any obligation that Verigy may have to Agilent under this Agreement.

        9.2    Access to Computer Systems.    During the term of any TAs, the Verigy Transferred Employees and any other employees, agents or subcontractors of Verigy (other than Agilent, Agilent's Subsidiaries or Service Providers) who are authorized by Agilent (collectively, "On-Site Personnel") may have access to the computer systems and related equipment of Agilent as detailed in the TAs that are necessary to fulfill the activities directly related to this Agreement; provided, however, that Agilent may restrict such access to protect commercially sensitive resources and maintain the confidentiality of other Agilent businesses.

        9.3    Identification and Activities of On-Site Personnel.    Agilent will provide identification badges to On-Site Personnel that identify the On-Site Personnel as non-Agilent employees. Verigy will ensure that such On-Site Personnel conspicuously display such badges at all times when present at Agilent's facility. In addition, to the extent provided by Agilent to Verigy in writing, Verigy will ensure that On-Site Personnel are informed of and comply with all written restrictions and prohibitions associated with Verigy's use of Agilent's facilities, including without limitation the restriction that such On-Site Personnel may not participate in any activity reserved for Agilent's employees (e.g., use of exercise and sport facilities; participation in Agilent-sponsored network groups, athletic leagues or teams; attendance at social events reserved for Agilent's employees; participation in staff meetings led by Agilent), and the restrictions provided by the relevant Lease Agreements and the Transaction Documents.

        9.4    Conduct.    Verigy will be solely responsible for the proper conduct of all On-Site Personnel. Immediately upon the written request from an authorized representative of Agilent that any On-Site Personnel be removed for misconduct, Verigy will remove such On-Site Personnel from Agilent's facilities, and will provide written confirmation of such removal. Verigy will also immediately take possession and return such On-Site personnel's badge identification to Agilent. Agilent will not be notified of or participate in any disciplinary action regarding any On-Site Personnel.

        10.    Independent Contractor.    The parties hereto understand and agree that this Agreement does not make either of them an agent or legal representative of the other for any purpose whatsoever. No party is granted, by this Agreement or otherwise, any right or authority to assume or create any obligation or responsibilities, express or implied, on behalf of or in the name of any other party, or to bind any other party in any manner whatsoever. The parties expressly acknowledge (i) that Agilent is an independent contractor with respect to Verigy in all respects, including, without limitation, the provision of the Services, and (ii) that the parties are not partners, joint venturers, employees or agents of or with each other.

        11.    Beneficiary of Services; No Third Party Beneficiaries.    This Agreement is for the sole benefit of the parties hereto, and nothing expressed or implied shall give or be construed to give any person any legal or equitable rights hereunder, whether as a third party beneficiary or otherwise. Agilent and Verigy agree, and Verigy represents and warrants, that the Services will be provided solely to, and will be used solely by, Verigy, its Subsidiaries and, to the extent reasonably necessary and appropriate with respect to particular Services, its suppliers. Except as set forth in Section 16, Verigy shall not resell or provide the Services to any other Person, or permit the use of the Services by any Person other than Verigy and its Subsidiaries.

        12.    Force Majeure.    Neither party will be held liable to the other for any delay or failure of performance to the extent such delay or failure results from events beyond that party's control, including without limitation acts of God, earthquakes, fires, floods, civil disturbance, strikes, labor disputes, and lawful governmental action (a "Force Majeure Event"). The party claiming suspension due to a Force Majeure Event shall give prompt notice to the other party hereto of the occurrence of the Force Majeure Event giving rise to the delay or failure to perform under this Agreement and of its nature and anticipated duration, and such party will use its reasonable efforts to cure the cause of the delay or failure to perform promptly and shall resume performance as soon as the Force Majeure Event has ended.

        13.    Miscellaneous.    Sections 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.10, and 10.11 of the MSA are hereby incorporated into this Agreement.

        14.    Definitions and Rules of Construction.

        14.1    Defined terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in the Transaction Documents.

        14.2    This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

        14.3    Whenever the words "include," "including," or "includes" appear in this Agreement, they shall be read to be followed by the words "without limitation" or words having similar import.

        14.4    As used in this Agreement, the plural shall include the singular and the singular shall include the plural.

        15.    Annexes and TAs.    The Annexes and TAs shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. In the event of any inconsistency between the terms of any Annex or TA and the terms set forth in the main body of this Agreement, the terms of the Agreement shall govern unless expressly stated otherwise in a TA.

        16.    Subcontractors and Outsourcing.    Agilent shall have the right to subcontract or outsource any of its obligations hereunder; provided, however that Agilent give Verigy prior notice of such outsourcing.

        17.    Taxes.    All amounts expressed in each TA are exclusive of value added taxes, sales taxes and any other similar taxes. Verigy will be responsible for such taxes (other than taxes based on net income or net profits of Agilent or its Subsidiaries) imposed by applicable taxing authorities on the procurement of Services hereunder. If Agilent or any of its Subsidiaries are required to pay such taxes, Verigy shall promptly reimburse Agilent therefore.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

VERIGY LTD.
By:	/s/ Keith L. Barnes
Name: Keith L. Barnes
Title: President and Chief Executive Officer

[VERIGY'S SIGNATURE PAGE TO THE TSA AGILENT'S SIGNATURE PAGE FOLLOWS]

AGILENT TECHNOLOGIES, INC.
By:	/s/ John Eaton
Name: John Eaton
Title: Vice President, Corporate Development

[AGILENT'S SIGNATURE PAGE TO THE TSA]

ANNEX A

        Verigy and Agilent have entered into the Transition Services Agreement (the "Agreement") to which this Annex A is attached. Capitalized terms used but not defined herein have the meaning assigned thereto in the Agreement and the MSA, as applicable.

ID	Name	Description	Scheduled Termination Date
1	Transition Employees	Services to be provided by transition employees to Verigy	1-Jun-07
2	China	Services for delayed close country	31-Aug-06
3	Additional Services	Consulting services provided by Agilent under rate card	1-Jun-08
4	Source Forge	Application support services and applicable interface services	31-Oct-06
5	Site Infrastructure	Select IT services to be provided by Agilent to Verigy employees who shall remain on Agilent sites following the Separation Date	31-Oct-06
6	Enterprise Infrastructure	Support of Inter-company link and remote access services	31-Oct-06
7	Business Partners	Point-to-point connectivity services between Agilent and Verigy business partners	31-Oct-06
8	IT Security Risk Mgmt & CIO Services	Services to assess, manage and resolve IT security risk and other issues	31-Oct-06
9	CLS/IBM Applications	Centralized License hosting and administration on the Agilent Central License Server (CLS) for Verigy users.	31-Oct-06
10	New Site Setup	Design, construction, project management, and move services to complete fit-out of Verigy's new locations	31-Oct-06
11	Logistics Services	Logistics services to Verigy businesses at Agilent sites	31-Oct-06

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  Exhibit 2.6
TRANSITION SERVICES AGREEMENT
W I T N E S S E T H
ANNEX A